Exhibit 99.1

Members of the Power Workers’ Union ratify collective agreement

TORONTO, June 2, 2025 – Hydro One Inc. (Hydro One) and the Power Workers’ Union (PWU) are pleased to announce that PWU members have ratified the tentative agreement reached on May 5, 2025. The new agreement is effective from October 1, 2025, to March 31, 2028, and combines the main and Customer Service Organization agreements into one, covering front-line and customer-facing roles.

“Thank you to the Power Workers’ Union leadership and both bargaining teams for their efforts to reach a balanced and fair outcome,” said David Lebeter, President and Chief Executive Officer, Hydro One. “I am confident that under this unified agreement, our employees represented by the Power Workers’ Union will continue to work safely to deliver value and support growth in Ontario for years to come.”

“The Power Workers’ Union are pleased with the stability that comes from successfully negotiating a unified collective agreement that meets the needs of our members and the public,” said Jeff Parnell, PWU President. “Achieving the agreement early, before the end of the previous collective agreement, is testament to the positive relations between the parties and will ensure the PWU will continue to be the people who help keep the lights on in Ontario.”

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $36.7 billion in assets as at December 31, 2024, and annual revenues in 2024 of $8.5 billion.

Our team of 10,100 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2024, Hydro One invested $3.1 billion in its transmission and distribution networks, and supported the economy through buying $2.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Investors: investor.relations@hydroone.com or 416-345-5943

Media: Media.relations@hydroone.com or 416-345-6868